

HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400   (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. Ryan Gresh
340 S Lemon Ave
#2234
Walnut, CA 91789

Dear Mr. Gresh,

We would like to convey our congratulations to you and The Feel Good Lab LLC. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent. You are now our valued client and we want to increase your success in any way we can.

Name: **The Feel Good Lab LLC**
Date of Formation: January 4, 2016
Delaware State File Number: **5926907**   HBS Record ID Number: 297588

Enclosed is the Recorded Copy of your Certificate of Formation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware LLC/LP tax is due **June 1st** each year. If the LLC/LP tax is not received by June 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will cease to be in good standing.

3. Your annual registered fee of $50 is due on the anniversary date of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again, and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:40 PM 01/04/2016
FILED 04:40 PM 01/04/2016
SR 20160026093 - File Number 5926907

CERTIFICATE OF FORMATION
OF
The Feel Good Lab LLC

(A Delaware Limited Liability Company)

First: The name of the limited liability company is: The Feel Good Lab LLC

Second: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this January 04, 2016.

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, II, President

STATEMENT OF AUTHORIZED PERSON

****

STATEMENT OF ORGANIZATION

OF THE AUTHORIZED PERSON OF

The Feel Good Lab LLC

We, Harvard Business Services, Inc., the Authorized Person of The Feel Good Lab LLC -- a Delaware Limited Liability Company -- hereby certify pursuant to Section 18-201 of the Delaware Limited Liability Company Act and to the best of my knowledge that:

1. The Certificate of Formation of The Feel Good Lab LLC was filed with the Secretary of State of Delaware on January 4, 2016.

2. On January 4, 2016 the following person(s) were named as the Managing Member(s) of the Limited Liability Company until their successors are elected and qualify:

Ryan D Gresh
Carlton Forse

3. The undersigned signatory hereby resigns as the authorized person of the above named Limited Liability Company.

In witness whereof, I have signed this instrument as of the date when these actions were so taken this 4th day of January, 2016.

Richard H. Bell

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***

HARVARD BUSINESS SERVICES, INC.

www.delawareinc.com ✪ 16192 Coastal Highway, Lewes, Delaware 19958
E-mail: info@delawareinc.com ✪ Tel: 302-645-7400 // 800-345-2677, ext. 6911

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their State of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a State other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every State has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different States. We can obtain a good standing from the State of Delaware for you to eliminate the hassle of dealing with the State of Delaware. You may place the order online, www.delawareinc.com/gstanding or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
Many clients do not have a physical address, other than their home offices; others want to establish a U.S. presence. Harvard Business Services, Inc. combines the anonymity of a DE company with a unique mail forwarding service for your heightened privacy! Some of our mail forwarding services are:

Unlimited Service: This service is based on an annual fee that includes weekly forwarding of all business correspondence for 1 year. Reasonable postage is built-in to the price. Over-sized packages are not included.

Basic 6 Service: This service includes 6 forwards (6 pieces of mail). We suggest this service for clients who expect to receive little or no mail at all. You have the option to renew or upgrade this service once the 6 forwards have been exhausted or when the year term has expired, whatever comes first. Reasonable postage is built into the price. Over-sized packages are not included.

Basic 15 Service: This service includes 15 forwards (15 pieces of mail). We suggest this service for clients who may not receive a high volume of mail, but expect more than what would be covered under the Basic 6 service. For example, this service would be great for a company looking to receive 1 bank statement a month. You have the option to renew or upgrade this service once the 15 forwards have been exhausted or when the year term has expired, whatever comes first. Reasonable postage is built into the price. Over-sized packages are not included.

We also offer custom mail forwarding services, if none of the above options suit your business needs.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400   (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT:

Mr. Ryan Gresh
340 S Lemon Ave
#2234
Walnut, CA 91789

January 6, 2016

RECEIPT:

The Feel Good Lab LLC
Delaware Division of Corporations file # 5926907
Record ID # 297588

Service Provided:

Formation	$249.00
EIN	$65.00

AMOUNT PAID: $314.00

PAID IN FULL

*** Keep this receipt for your records ***